July 21, 2025

Michael R. Sumbs
Executive Vice President and Chief Financial Officer
MVB Financial Corp.
301 Virginia Avenue
Fairmont, WV 26554

       Re: MVB Financial Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-38314
Dear Michael R. Sumbs:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance